Exhibit 99.3

News release...

Date: 16 June 2003
Ref: PR302g

Escondida Norte

The joint venture partners in the Escondida copper mine in northern Chile today announced approval of the US$400 million Escondida Norte project. Rio Tinto has a 30 per cent interest in Escondida and its share of the project expenditure will be US$120 million.

The satellite Norte deposit will provide mill feed to maintain capacity at Escondida above 1.2 million tonnes per annum of copper in concentrate and cathode to the end of 2008 as existing Escondida mine grades decline. First production from Norte is expected in the fourth quarter of 2005.

Escondida Norte’s combined proved and probable ore reserves are estimated at 526 million tonnes of sulphide ore at an average copper grade of 1.42% and a cut-off grade of 0.7%,giving an ore reserve life of approximately 17 years.

The other joint venture partners are BHP Billiton, who is also the operator, with a 57.5 per cent interest in the mine; Japan Escondida Corporation (owned beneficially by Mitsubishi Corporation, Mitsubishi Materials Corporation and Nippon Mining and Metals Company Limited) with a 10 per cent interest; and International Finance Corporation (2.5 per cent).

The information in this report that relates to Ore Reserves is based on information compiled by Dr. Jonathan M. Gilligan Ph.D., B.Sc. (Hons), FGS, MAusIMM, who is a Member of the Australian Institute of Mining and Metallurgy and is a full time employee of Minera Escondida Ltda. Dr. Gilligan has sufficient experience, which is relevant to the style and type of deposit and to the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 edition of the “Australasian Code for Reporting of Minerals Resources and Ore Reserve”. The Competent Person consents to the inclusion in this report of the matters based on their information in the form and context in which they appear.

Cont…/

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